

May 1, 2006

Mr. Michael D. Bennett
Vice President, Secretary and Treasurer, MFRI, Inc.
7720 Lehigh Avenue
Niles, IL 60714

> **Re:** **MFRI, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2005**
> **File No. 1-32530**

Dear Mr. Bennett:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

John Cash
Branch Chief